                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934



                         For the month of October 2003



                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  __X__                Form 40-F   _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes ______                      No           __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                              (Registrant)



Date: October 16, 2003                      By /s/ JAIME ALBERTO VELASQUEZ B.
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

(BANCOLOMBIA LOGO)

          BANCOLOMBIA REPORTS ACCUMULATED UNCONSOLIDATED NET INCOME OF
            PS 226,754 MILLION DURING THE FIRST NINE MONTHS OF 2003

Medellin, COLOMBIA.October 15, 2003. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported unconsolidated net income of Ps 20,446 million for the month ended September 30, 2003. For the nine months ended September 30, 2003, the Bank reported accumulated net income of Ps 226,754 million, which is 128% higher than for the same period in 2002.

Total interest income, including investment securities, amounted to Ps 65,168 million in September 2003 and Ps 575,496 million for the nine-month period ended September 30, 2003. Total fees and income from services amounted to Ps 21,340 million in September 2003 and Ps 189,552 million for the nine-month period ended September 30, 2003.

Total assets amounted to Ps 10.5 trillion in September 2003, increasing 14.1% over the last twelve months. Total deposits increased approximately 8.8% to Ps
6.4 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity totaled Ps 1.56 trillion in September 2003, which constitutes a 54.5% increase over the Ps 1.01 trillion reported in September 2002.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.7% as of September 30, 2003, and the level of allowance for past due loans was 279%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in September 2003 was as follows: 12.1% of total deposits, 13.2% of total net loans, 9.8% of total savings accounts, 17.5% of total checking accounts and 12.1% of total time deposits.




-----------------
* This report corresponds to the intermediate financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA               FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                   WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666         TEL.: (574) 5108866